FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

02 October 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 01 October 2024 at the price indicated, in accordance with the Company's Chairman and Non-executive Director shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Rick Haythornthwaite	Chairman	3,072	£3.4445
Frank Dangeard	Independent non-executive director	872	£3.4445
Roisin Donnelly	Independent non-executive director	856	£3.4445
Patrick Flynn	Independent non-executive director	894	£3.4445
Geeta Gopalan	Independent non-executive director	592	£3.4445
Yasmin Jetha	Independent non-executive director	842	£3.4445
Stuart Lewis	Independent non-executive director	892	£3.4445
Mark Seligman	Senior Independent Director	368	£3.4445
Lena Wilson	Independent non-executive director	767	£3.4445

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	02 October 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary